Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction
Rudolph Technologies, Inc.	U.S.A.
4D Technology Corporation	U.S.A.
Inspectrology LLC	U.S.A.
Onto Innovation Japan Co. Ltd.	Japan
Onto Innovation (Shanghai) Trading Co., Ltd.	China
Onto Innovation Germany GmbH	Germany
Onto Innovation Hong Kong Limited	Hong Kong
Onto Innovation Europe, B.V.	Netherlands
Onto Innovation Switzerland GmBH	Switzerland
Onto Innovation Korea Ltd.	Korea
Onto Innovation Southeast Asia Pte. Limited	Singapore
Onto Innovation Ireland Limited	Ireland
Onto Innovation Malaysia Sdn. Bhd.	Malaysia
Onto Innovation Vietnam PTE Company Limited	Vietnam
Neta SAS	France
Liteq B.V.	Netherlands
Lumina Instruments Inc.	U.S.A.